Mail Stop 4561

November 13, 2006

Mr. John Davison
Chief Financial Officer
Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario
Cananda M3C 2K8

       Re: **Four Seasons Hotels Inc.**
                Form 40-F for the Fiscal Year Ended December 31, 2005
                Form 6-K for the Quarterly Period Ended March 31, 2006
                Form 6-K for the Quarterly Period Ended June 30, 2006
                File No. 1-14572

Dear Mr. Davison:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                                             Sincerely,

                                             Cicely LaMothe
                                             Accounting Branch Chief